SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Michael J. Bonner

Greenberg Traurig, LLP

3773 Howard Hughes Parkway, Suite 400 North

Las Vegas, Nevada 89169

(702) 792-3773

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983134 10 7

1.	Names of Reporting Persons. Aruze USA, Inc. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,470,256 (1), (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,470,256 (1), (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,470,256 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 35.6% (3)

14.	Type of Reporting Person (See Instructions) CO

1.

Aruze USA, Inc. (“Aruze USA”) is a wholly owned subsidiary of Universal Entertainment Corporation (f/k/a Aruze Corp.), of which Kazuo Okada (“Mr. Okada”) owns a controlling interest and is its Chairman. The subject securities were acquired and are owned by Aruze USA but may be considered beneficially owned by Universal Entertainment Corporation and Mr. Okada. Accordingly, Aruze USA, Universal Entertainment Corporation and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA.

2.

Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,894,326 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn”) that may be deemed to be beneficially owned by the Reporting Person as a result of that certain amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA (the “Amended and Restated Stockholders Agreement”). The Reporting Person disclaims beneficial ownership of the SAW Shares and the EW Shares.

3.

The aggregate percentage of the outstanding shares that the Reporting Person may be deemed to beneficially own is approximately 35.6%. Excluding the SAW Shares and the EW Shares that the Reporting Person may be deemed to beneficially own as a result of the Amended and Restated Stockholders Agreement, the Reporting Person beneficially owns approximately 19.7% of the outstanding shares. (See Item 6)

CUSIP No. 983134 10 7

1.	Names of Reporting Persons. Universal Entertainment Corporation (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,470,256 (1), (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,470,256 (1), (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,470,256 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 35.6% (3)

14.	Type of Reporting Person (See Instructions) CO

1.     Aruze USA is a wholly owned subsidiary of Universal Entertainment Corporation, of which Mr. Okada owns a controlling interest and is its Chairman.  The subject securities were acquired and are owned by Aruze USA but may be considered beneficially owned by Universal Entertainment Corporation and Mr. Okada.  Accordingly, Aruze USA, Universal Entertainment Corporation and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA.

2.     Includes the SAW Shares and the EW Shares that may be deemed to be beneficially owned by the Reporting Person as a result of the Amended and Restated Stockholders Agreement.  The Reporting Person disclaims beneficial ownership of the SAW Shares and the EW Shares.

3.     The aggregate percentage of the outstanding shares that the Reporting Person may be deemed to beneficially own is approximately 35.6%.  Excluding the SAW Shares and the EW Shares that the Reporting Person may be deemed to beneficially own as a result of the Amended and Restated Stockholders Agreement, the Reporting Person beneficially owns approximately 19.7% of the outstanding shares.  (See Item 6)

CUSIP No. 983134 10 7

1.	Names of Reporting Persons. Kazuo Okada (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,470,256 (1), (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,470,256 (1), (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,470,256 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 35.6% (3)

14.	Type of Reporting Person (See Instructions) IN

1.   Aruze USA is a wholly owned subsidiary of Universal Entertainment Corporation, of which Mr. Okada owns a controlling interest and is its Chairman.  The subject securities were acquired and are owned by Aruze USA but may be considered beneficially owned by Universal Entertainment Corporation and Mr. Okada.  Accordingly, Aruze USA, Universal Entertainment Corporation and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA.

2.     Includes the SAW Shares and the EW Shares that may be deemed to be beneficially owned by the Reporting Person as a result of the Amended and Restated Stockholders Agreement.  The Reporting Person disclaims beneficial ownership of the SAW Shares and the EW Shares.

3.     The aggregate percentage of the outstanding shares that the Reporting Person may be deemed to beneficially own is approximately 35.6%.  Excluding the SAW Shares and the EW Shares that the Reporting Person may be deemed to beneficially own as a result of the Amended and Restated Stockholders Agreement, the Reporting Person beneficially owns approximately 19.7% of the outstanding shares.  (See Item 6)

This Schedule 13D/A (this “Amendment No. 5”) hereby amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 13, 2002 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on November 14, 2006 (“Amendment No. 1”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 3, 2009 (“Amendment No. 2”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 18, 2009 (“Amendment No. 3) and as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on January 6, 2010 (“Amendment No. 4” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and the Original Schedule 13D, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 5.                                   Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) On the date hereof, the Reporting Persons have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 24,549,222 shares of Common Stock of the Issuer owned by Aruze USA. Such 24,549,222 shares include 18,972,299 shares of Common Stock of the Issuer which were acquired by Aruze USA from the Issuer as a result of the contribution of its membership interest in Valvino Lamore, LLC, a Nevada limited liability company (“Valvino”), to the Issuer on September 24, 2002.  In the contribution, approximately 189.7 shares of Issuer Common Stock were issued to Aruze USA in exchange for each common share of Valvino membership interest contributed.  Aruze USA acquired an additional 5,576,923 shares of Common Stock from the Issuer on October 30, 2002 pursuant to the Purchase Agreement for $13.00 per share, which was the price offered to the public in the Issuer’s initial public offering.

As a result of entering into the Amended and Restated Stockholders Agreement with Mr. Wynn and Ms. Wynn (see Item 6), Aruze USA possesses shared power to vote or direct the vote of, and thus may be deemed to beneficially own, an additional 19,921,034 shares of Common Stock of the Issuer of which 10,026,708 shares of Common Stock are held by Mr. Wynn and 9,894,326 shares of Common Stock are held by Ms. Wynn.

Mr. Wynn is a United States citizen with his business address at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109.  To the knowledge of the Reporting Persons, Mr. Wynn directly owns 10,026,708 shares of Common Stock, or 8.0% of the outstanding Common Stock of the Issuer.

Ms. Wynn is a United States citizen with her business address at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109.  To the knowledge of the Reporting Persons, Ms. Wynn directly owns 9,894,326 shares of Common Stock, or 7.9% of the outstanding Common Stock of the Issuer.

As described in Item 6, the Amended and Restated Stockholders Agreement amended the voting agreement provision to provide that each of Mr. Wynn, Ms. Wynn and Aruze USA agree to vote all shares of the Issuer held by them and subject to the terms of the Amended and Restated Stockholders Agreement in a manner so as to elect to the Issuer’s Board of Directors each of the nominees contained on each and every slate of directors endorsed by Mr. Wynn, which slate shall include, subject to certain conditions, Ms. Wynn and, so long as such slate results in a majority of directors at all times being candidates endorsed by Mr. Wynn, nominees approved by Aruze USA.  Pursuant to the Amended and Restated Stockholders Agreement and as described in Item 6 below, $10 million of the EW Shares are released from certain covenants and provisions set forth in the Amended and Restated Stockholders

Agreement on January 6, 2010 and on each of the following nine anniversaries thereof.  Aruze USA, Universal Entertainment Corporation and Mr. Okada, together, and Mr. Wynn and Ms. Wynn are a “group” under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, because of the voting arrangement with respect to the election of directors under the Amended and Restated Stockholders Agreement.  Other than the Amended and Restated Stockholders Agreement described in Item 6, the Reporting Persons, Mr. Wynn and Ms. Wynn do not have any other arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

The aggregate percentage of the outstanding Common Stock of the Issuer which the Reporting Persons may be deemed to beneficially own, including the shares of Common Stock which the Reporting Persons may be deemed to beneficially own as a result of the Amended and Restated Stockholders Agreement, is 35.6%.  Excluding the additional shares of Common Stock that the Reporting Persons may be deemed to beneficially own as a result of the Amended and Restated Stockholders Agreement, the Reporting Persons directly own 19.7% of the outstanding Common Stock of the Issuer.  The Reporting Persons disclaim beneficial ownership of the SAW Shares and the EW Shares.

Unless otherwise indicated, all percentages in this Amendment No. 5 assume there to be 124,821,191 shares of Common Stock outstanding, as of December 1, 2010.

(c)  Except as noted in this Schedule 13D/A, the Reporting Persons have not effected any other transactions in the Issuer’s securities, including the Common Stock, within sixty (60) days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

November 2010 Waiver and Consent to Amended and Restated Stockholders Agreement

On November 24, 2010, Mr. Wynn, Ms. Wynn and Aruze USA entered into a Waiver and Consent (the “November 2010 Waiver and Consent”) with respect to the Amended and Restated Stockholders Agreement.  Pursuant to the November 2010 Waiver and Consent, (a) each of Mr. Wynn and Ms. Wynn consented to the transfer by Aruze of up to 1,445,805 shares (the “Aruze Released Shares”) of Common Stock from the Amended and Restated Stockholders Agreement, and (b) each of Mr. Wynn, Ms. Wynn and Aruze consented to the transfer by each of Mr. Wynn and Ms. Wynn of up to 1,000,000 shares (collectively, the “Wynn Released Shares”) of Common Stock from the Amended and Restated Stockholders Agreement.  The parties agreed that the Aruze Released Shares and the Wynn Released Shares shall be released from all terms and restrictions set forth in the Amended and Restated Stockholders Agreement upon the transfer of such shares.  The parties further agreed that until any such transfer, the Aruze Released Shares and the Wynn Released Shares shall remain subject to all terms and restrictions set forth in the Amended and Restated Stockholders Agreement.

The foregoing description of the November 2010 Waiver and Consent does not purport to be complete and is qualified in its entirety by reference to the November 2010 Waiver and Consent which is filed herewith as Exhibit 8 and is incorporated herein by this reference.

Item 7.                                   Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of such Item 7:

Exhibit 8

Waiver and Consent, dated November 24, 2010, by and among Aruze USA, Inc., Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Wynn Resort, Limited filed on November 24, 2010 and incorporated herein by reference).

Exhibit 9

Joint Filing Agreement, dated November 11, 2006, between Aruze Corp., Aruze USA, Inc. and Kazuo Okada (previously filed as Exhibit 4 to the Schedule 13D/A of Aruze Corp., Aruze USA, Inc. and Kazuo Okada filed on November 14, 2006 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:             December 3, 2010

ARUZE USA, INC.

/s/ Kazuo Okada
By:	Kazuo Okada
Its:	President

UNIVERSAL ENTERTAINMENT CORPORATION

/s/ Kazuo Okada
By:	Kazuo Okada
Its:	Chairman and Director

KAZUO OKADA

/s/ Kazuo Okada
Kazuo Okada, Individually

EXHIBIT INDEX

Exhibit	Description

8

Waiver and Consent, dated November 24, 2010, by and among Aruze USA, Inc., Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Wynn Resort, Limited filed on November 24, 2010 and incorporated herein by reference).

9

Joint Filing Agreement, dated November 11, 2006, between Aruze Corp., Aruze USA, Inc. and Kazuo Okada (previously filed as Exhibit 4 to the Schedule 13D/A of Aruze Corp., Aruze USA, Inc. and Kazuo Okada filed on November 14, 2006 and incorporated herein by reference).